838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 21-447 January 25, 2022

Platinum Group Metals Ltd. Announces

Non-Brokered Private Placement and Planned

Full Repayment of Credit Facility

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" or the "Company") reports that it intends, subject to regulatory approval, to sell 3,539,823 common shares of the Company at price of US$1.695 each for gross proceeds of US$6.0 million (the "Private Placement") to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI").

The Company intends to use the net proceeds of the Private Placement to repay in full the remaining US$3.0 million principal balance of a senior secured facility with Sprott Private Resource Lending II (Collector), LP and the other lenders party thereto (the "2019 Sprott Facility"), and for general corporate and working capital purposes. Closing of the Private Placement is subject to the prior issuance of the Note Repurchase Shares (as defined below) and customary closing conditions, including stock exchange approvals.

On January 20, 2022, the Company reported the execution of privately negotiated agreements with the beneficial owners of US$20 million of the Company's 6 7/8% Convertible Senior Subordinated Notes (the "Notes") due July 1, 2022 under which the Company will purchase and cancel the Notes for consideration of 11,793,509 Common Shares of the Company (the "Note Repurchase Shares"), plus accrued and unpaid interest which will be paid in cash.  Pricing of the Private Placement was set to be consistent with the pricing for the purchase of the Notes.  The Private Placement will allow HCI to return to a near  26% interest in the Company, which it holds prior to the purchase and cancellation of the Notes.

The Company's President and CEO, Frank R. Hallam, stated "We appreciate the support of our major shareholder HCI, allowing the Company to make a final repayment of our debt.  The Company will be debt free for the first time since 2015 and will be well positioned to advance its objectives for the Waterberg Project in South Africa".

Securities purchased pursuant to the Private Placement may not be traded for a period of four months plus one day from the closing of the Private Placement. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Act"), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

HCI is a "related party" of the Company (as defined by Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101")) and the Company intends to rely on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves HCI, exceeds 25 per cent of the Company's market capitalization calculated in accordance with MI 61-101. The Company will not have filed a material change report more than 21 days before the expected closing date of the above transactions as it has negotiated the above transactions on an expedited basis.

PLATINUM GROUP METALS LTD.	…2

The Company will rely on the exemption for "Eligible Interlisted Issuers" under Section 602.1 of the TSX Company Manual in connection with the listing of the common shares on the Toronto Stock Exchange ("TSX") under the Private Placement.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President and CEO

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the size, participation in, receipt of regulatory approvals and satisfaction of other closing conditions for, and the completion and amount and use of proceeds of the Private Placement and the Note repurchases; the Company becoming free of debt; HCI's future share ownership; and the advancement of the Company's objectives for the Waterberg Project. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

PLATINUM GROUP METALS LTD.	…3

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the potential inability to obtain required regulatory approvals and satisfy other applicable closing conditions including the completion of the Note repurchases; possible adverse impacts due the global outbreak of COVID-19; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.